UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K
(Mark One)

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2007
OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
for the transition period from                      to
Commission file number 001-32395
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Burlington Resources Inc. Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
ConocoPhillips, 600 N. Dairy Ashford, Houston, Texas 77079

Burlington Resources Inc. Retirement Savings Plan
Financial Statements and Supplemental Schedule
December 31, 2007 and 2006

Burlington Resources Inc. Retirement Savings Plan
Index
December 31, 2007

* Other schedules required by Section 29 CFR 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure    under ERISA have been omitted because they are not applicable.
Exhibit
23.1	Consent of Independent Registered Public Accounting Firm
Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Administrator of Burlington Resources Inc. Retirement Savings Plan:
We have audited the accompanying Statements of Net Assets Available for Benefits of the Burlington Resources Inc. Retirement Savings Plan (the Plan) as of December 31, 2007 and 2006, and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2007 is presented for purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
/s/ Ham, Langston & Brezina, L.L.P.
Houston, Texas
June 20, 2008

Burlington Resources Inc. Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2007 and 2006

	2007	2006
Assets
Investments, at fair value:
ConocoPhillips common stock	$51,390,016	$56,262,842
Registered investment companies	149,319,278	177,457,307
Cash and cash equivalents	6,928,966	4,963,994
Synthetic investment contracts	77,033,708	89,857,826

Participant notes receivable	2,450,607	3,694,260

Total Investments	287,122,575	332,236,229

Active employee deposits receivable	310,037	—
Company contributions receivable	187,033	—

Total Receivables	497,070	—

Total Assets	287,619,645	332,236,229

Liabilities
Management fees payable	(32,327)	(71,315)

Total Liabilities	(32,327)	(71,315)

Net Assets reflecting all investments at fair value	287,587,318	332,164,914

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(361,272)	1,208,033

Net Assets Available for Benefits	$287,226,046	$333,372,947

The accompanying notes are an integral part of these financial statements.

Burlington Resources Inc. Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2007

Investment Income
Interest income	$3,485,597
Dividend income	12,832,101
Net appreciation in the fair value of investments	12,311,555

Net Investment Income	28,629,253

Contributions
Company	5,439,594
Participant	8,906,351

Total Contributions	14,345,945

Total Additions	42,975,198

Participant withdrawals and distributions	(88,858,744)
Administrative expenses	(263,355)

Total Deductions	(89,122,099)

Net Decrease	(46,146,901)

Net Assets Available for Benefits
Beginning of year	333,372,947

End of year	$287,226,046

The accompanying notes are an integral part of these financial statements.

Burlington Resources Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2007

1.	Plan Description

The following description of the Burlington Resources Inc. (BR or the Company) Retirement Savings Plan (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a trusteed, defined contribution plan for participants of the employer companies, BR and Burlington Resources Oil & Gas Company LP, both wholly owned subsidiaries of ConocoPhillips. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Plan’s assets are held by Charles Schwab Trust Company (Trustee) and individual participant accounts are maintained by Charles Schwab Retirement Plan Services. Prior to March 31, 2006, the Plan was administered by a committee of BR corporate executives. On March 31, 2006, BR was acquired by ConocoPhillips, and the Plan is currently administered by the BR Retirement Savings Plan Committee, a Plan Financial Administrator, a Plan Benefits Administrator, and the Chief Financial Officer of ConocoPhillips.

Investments

A participant may direct his or her contributions, account balances and the Company match among a variety of investment funds.

Eligibility

Prior to March 31, 2006, all employees were eligible to participate in the Plan beginning the first day of the month following full time employment, or upon completion of 1,000 hours of service. Eligible employees who were participants in the Plan on March 31, 2006, were allowed to continue participation in the Plan. Individuals who were not participants in the Plan on March 31, 2006, are not eligible to participate in the Plan after March 31, 2006.

Participant Accounts

A separate account is maintained for each participant reflecting the participant’s contributions and the participant’s share of Company contributions and Plan investment income (loss) net of (or in addition to) withdrawals. Each participant can authorize the transfer of account balances among funds or change investment options for future contributions at any time.

Appreciation (depreciation) is allocated to participant accounts based upon their proportionate share of assets in each investment fund.

Participant Notes Receivable

The Plan may make loans to actively employed participants of up to 50% of their account balance (excluding any remaining Individual Retirement Account balance that was entered into prior to 1998), subject to a minimum loan of $1,000 and a maximum loan of $50,000. The $50,000 limit is reduced by the participant’s highest outstanding loan balance during the prior 12 months. Loans are secured by the balance in a participant’s account. Interest on loans accrues at 1% above the Wall Street Journal published prime rate, which is determined at the time the loan is taken, and remains fixed for the term of the loan. Interest rates ranged from 5% to 9.5% and 5% to 10.50%for loans outstanding as of December 31, 2007 and 2006, respectively. The repayment period may be from 12 to 60 months. Repayments are made through payroll deductions and are reinvested in Plan funds according to the borrowing participant’s current investment elections. Loan balances due from terminated participants

Burlington Resources Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2007

are deemed distributed to the participants during the quarter following the quarter in which the last loan payment was made unless the participant elects full loan repayment. There were no loans in default as of December 31, 2007 and 2006.

Contributions

A participant may elect to make regular semi-monthly pre-tax and/or after-tax contributions from 1% to 13% of his or her total eligible compensation via regular payroll deduction. Pre-tax contributions are subject to an Internal Revenue Service (IRS) limitation of $15,500 and $15,000 in 2007 and 2006, respectively. Under the IRS’s Catch-up Contribution provision, participants who are at least age 50 by the plan year-end may contribute each year on a pre-tax basis an additional amount, which was $5,000 for 2007 and 2006 plan years. The Company matches 100% of employee contributions up to 6% of total eligible compensation for a participant with less than 10 years of service, and up to 8% of total eligible compensation for a participant with 10 or more years of service. In addition, a participant may make an approved rollover contribution from another qualified employee benefit plan, subject to IRS rules. All regular Company and participant contributions are paid to the Plan’s trustee semi-monthly, and allocated among the investment options consistent with the participant’s investment elections.

Vesting

Participant accounts are 100% vested and nonforfeitable at all times.

Voting Rights

As a result of the acquisition of BR by ConocoPhillips on March 31, 2006, each share of BR common stock held in the Plan on March 31, 2006 was converted into a combination of $46.50 in cash and 0.7214 shares of ConocoPhillips common stock. The Plan Trustee then reinvested the cash portion, less commission fees, into additional shares of ConocoPhillips common stock.

Each participant who had Burlington Resources, Inc. common stock allocated to his or her account during the year ended December 31, 2005 and during the period from January 1, 2006 through March 31, 2006 was entitled to instruct the Trustee regarding the voting of such shares in that period. After March 31, 2006 each participant who has ConocoPhillips common stock (Company Stock) allocated to his or her account shall be entitled to instruct the Trustee regarding the voting of such shares. If instructions are not received from the participant, or if shares of the Company Stock have not been allocated to the participant’s account, the Trustee shall vote the shares in the same proportion as are voted the shares for which instructions have been received from participants.

Diversification

Each participant may change the investment funds in which the balances in his or her account are invested by electing, in increments or any whole percentage of the account total, to have the assets in a particular investment fund transferred within a reasonable time after the election to any one or more of the other investment funds. Any such election shall be made in accordance with procedures approved by the benefits committee.

Participant Withdrawals and Distributions

Withdrawals are permitted in the event of termination of employment, retirement, permanent disability, and death, as defined by the Plan. The Plan provides for limited in-service withdrawals by participants from certain funds depending on their source. Generally, a participant may delay distribution of his or her account if the balance exceeds $1,000, until April 1 of the Plan year

Burlington Resources Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2007

immediately following the Plan year in which the participant attains age 70-1/2, or the participant separates from service, whichever is later.
Termination of the Plan
While the Company has not expressed any intention to do so, it may at any time terminate the Plan. Upon termination, the Plan’s assets will be distributed to the participants on the basis of their account balances existing at the date of termination.
2. Summary of Significant Accounting Policies
Basis of Accounting
The Plan’s financial statements are presented on the accrual basis of accounting, except for participant withdrawals and distributions, which are recorded when paid in accordance with U.S. generally accepted accounting principles for defined contribution plans. At December 31, 2007, and December 31, 2006, no benefit claims had been processed and approved for payment prior to December 31, but not paid as of that date.
As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-1-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Use of Estimates
The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.
Risks and Uncertainties
Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in their value, it is at least reasonably possible that changes in the near term could materially affect the amounts reported in the statement of net assets available for benefits.
Income Taxes
The Plan is intended to be a qualified plan pursuant to Section 401(a) of the Internal Revenue Code (Code). The Plan received a favorable tax determination letter dated October 25, 2002, from the IRS advising that the Plan, as designed, was in compliance with the applicable requirements of the Code, and is therefore exempt from income taxes. There have been amendments to the Plan since that date;

Burlington Resources Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2007

however, the Plan administrators believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.
Valuation of Investments

Common stock and mutual fund securities are valued at fair value. Common stock values are based on their quoted market prices. Investments in registered investment companies (shares of mutual funds) are valued using quoted market prices which represent the net asset values of shares held by the Plan at year-end. Participants’ notes receivable are carried at original loan principal balance, less principal repayments, which approximates fair value. The fair value of the synthetic investment contracts is calculated as the fair value of its component pieces: wrap contracts paired with underlying investments. Investment contracts, which are fully benefit-responsive, are stated at contract value and are shown at fair value with an adjustment to reflect the net asset value as contract value.

Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-divided date.

Cash and Cash Equivalents

All short-term investments purchased with an original maturity of three months or less are considered cash equivalents. Cash equivalents are stated at fair value. Cash is stated at account value.

Investment Income

Investment income includes the net appreciation or depreciation in the fair value of the Plan’s fair value investments, consisting of realized and unrealized gains and losses. Investment income also includes interest income related to the Plan’s guaranteed investment contracts, which is included in the net appreciation in the contract value of investment. Dividend and interest income from investments are recorded as earned and allocated to participants based upon their proportionate share of assets in each investment fund.

Administrative Expenses

Certain administrative expenses and professional fees incurred by the Plan are paid by BR. BR paid $111,256 of plan administrative expenses for the year ended December 31, 2007.

Recent Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 applies to reporting periods beginning after November 15, 2007. Plan management is currently evaluating the effect that the provisions of SFAS 157 will have on the Plan’s financial statements.

3.	Net Appreciation in Investments Accounted for at Fair Value and Contract Value

Following is a summary of the components of the net appreciation in the Plan’s investments for the year ended December 31, 2007:

Burlington Resources Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2007

Net appreciation in investments accounted for at fair value:
ConocoPhillips common stock	$11,368,837
Registered investment companies (mutual funds)	(311,476)

Total net appreciation in investments accounted for at fair value	11,057,361
Net appreciation in investments accounted for at contract value:
Investment contracts	1,254,194

Total net appreciation in investments	$12,311,555

4.	Investments

Investments that comprised 5% or more of the net assets available for benefits for the years ended December 31, 2007 and 2006, are as follows:

	2007	2006
ConocoPhillips common stock	$51,390,016	$56,262,842
Dodge & Cox Stock Fund	28,350,420	40,382,101
Rice Hall James Micro Cap Fund	18,605,299	27,128,990
Templeton Instl Foreign Equity Fund	40,512,708	39,975,026
Vanguard Institutional Index Fund	30,483,675	35,680,825
Primco Fixed Income Fund:
Cash and cash equivalents	6,928,966	4,963,994
Synthetic investment contracts (at fair value)*	77,033,708	89,857,826
Adjustment from fair value to contract value	(361,272)	1,208,033

Total Primco Fixed Income Fund	83,601,402	96,029,853

* Investment contracts (see Note 5)
5.	Investment Contracts

Investment Contracts with Insurance Companies

The Plan invests in synthetic investment contracts (synthetic GICs). A synthetic GIC is a wrap contract paired with an underlying single or multiple high quality fixed income investments, or paired with units of a collective trust bond portfolio. Both the wrap contracts and the underlying investments are owned by the Plan. Wrap contracts are issued by financial services institutions. A synthetic GIC credits a stated interest rate for a specified period of time. Investment gains and losses are amortized over the expected duration of the underlying investments of that contract through the calculation of an interest rate applicable to the contract on a prospective basis. The wrap contracts provide for a variable crediting rate, which typically resets monthly or quarterly, and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero.

The wrap contract crediting rate is based on the current yield-to-maturity of the covered investments, plus or minus an amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation. The crediting rate is affected by the change in the annual effective yield-to-maturity of the underlying

Burlington Resources Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2007

securities and is also affected by the differential between the contract value and the market value of the covered investments. Depending on the change in duration from reset period to reset period, the magnitude of the impact to the crediting rate of the contract to market difference is heightened or lessened.

Certain events limit the ability of the Plan to transact at contract value with the wrap contract. Such events include the following: (i) complete or partial Plan termination or merger with another plan; (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Plan sponsor or other Plan sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan or; (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrators do not believe that the occurrences of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Wrap contracts generally impose conditions on the Plan. If an event of default occurs and is not cured, the issuer may terminate the contract. The following may cause the Plan to be in default: (i) a breach of material obligation under the contract; (ii) a material misrepresentation; or (iii) a material amendment to the Plan agreement that is not approved and accepted by the issuer. The Plan may terminate wrap contracts at any time with notice, typically 30 days. Other than for reasons of Plan default, wrap contract issuers may generally only terminate contracts upon the completion of certain contract requirements, such as completion of a specified period of time.

If, in the event of default of an issuer, the Plan were unable to obtain a replacement investment contract, withdrawing plans may experience losses if the value of the Plan’s assets no longer covered by the contract is below contract value. The Plan may seek to add additional issuers over time to diversify the Plan’s exposure to such risk, but there is no assurance that the Plan may be able to do so. The combination of the default of an issuer and an inability to obtain a replacement agreement could render the Plan unable to achieve its objective of maintaining a stable contract value. The terms of an investment contract generally provide for settlement of payments only upon termination of the contract or total liquidation of the covered investments. Generally, payments will be made pro-rata, based on the percentage of investments covered by each issuer. Contract termination occurs whenever the contract value or market value of the covered investments reaches zero or upon certain events of default. If the contract terminates due to issuer default, the issuer will generally be required to pay to the Plan the excess, if any, of contract value over market value on the date of termination. If the contract terminates when the market value equals zero, the issuer will pay the excess of contract value over market value to the Plan to the extent necessary for the Plan to satisfy outstanding contract value withdrawal requests.

As described in Note 2, because the synthetic GICs are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the synthetic GICs. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The average yields for the synthetic GICs during the years ended December 31, 2007, and 2006, based on actual earnings, was 5.31% and 5.14%, respectively. The average yields for the synthetic GICs during the years ended December 31, 2007, and 2006, based on interest rates credited to participants, was 4.70 % and 4.88%, respectively.

Burlington Resources Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2007

6.	Party-in-Interest Transactions

During 2005 and through March 31, 2006, the Plan provided for investment in shares of BR common stock. As a result of the acquisition of BR by ConocoPhillips on March 31, 2006, the Plan currently provides for investment in shares of ConocoPhillips common stock. The Plan also invests in participant loans. These transactions qualify as party-in-interest transactions. These party-in-interest transactions are exempt from the ERISA prohibited transaction rules; consequently, these transactions are permissible.

BR pays the costs of administering the Plan and a committee of BR corporate executives administered the Plan prior to March 31, 2006. The Plan is currently administered by the BR Retirement Savings Plan Committee, a Plan Financial Administrator, a Plan Benefits Administrator, and the Chief Financial Officer of ConocoPhillips.

7.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits as of December 31, 2007 and 2006, as reflected in these financial statements, to the amounts reflected in the Plan’s Form 5500:

	2007	2006
Net assets available for benefits as reported in the financial statements	$287,226,046	$333,372,947
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	361,272	(1,208,033)

Net assets available for benefits as reported in the Form 5500	$287,587,318	$332,164,914

The following is a reconciliation of net decrease for the year ended December 31, 2007, as reflected in these financial statements, to the amounts reflected in the Plan’s Form 5500:

Net decrease as reported in the financial statements	$(46,146,901)
Adjustment from fair value to contract value for certain fully benefit-responsive investment contracts at December 31, 2007	361,272
Reverse adjustment from fair value to contract value for certain fully benefit-responsive investment contracts at December 31, 2006	1,208,033

Net increase as reported in the Form 5500	$(44,577,596)

8.	Plan Merger

The Company intends to merge the assets of the Burlington Resources Inc. Retirement Savings Plan (RSP) into the ConocoPhilllips Savings Plan effective at close of business on December 31, 2008.

Burlington Resources Inc. Retirement Savings Plan
Schedule H, Item 4i — Schedule of Assets (Held at End of Year)

December 31, 2007

Plan Number: 002
EIN: 38-3733223

		(c) Description of Investment, Including
	(b) Identity of Issue, Borrower, lessor or	Maturity Date, rate of Interest,	(e) Current
(a)	Similar Party	Collateral, Par or Maturity Value	Value***

	Bank of America NT & SA	Synthetic investment contract, #03-091,
		4.70%, no maturity date	$14,029,208

	ING Life Insurance and Annuity Co.	Synthetic investment contract, #60096,
		5.52%, no maturity date	11,807,322

	Pacific Life Insurance	Synthetic investment contract, #G-26950.01.0001, 5.12%, no maturity date	19,577,232

	Rabobank Nederland	Synthetic investment contract, #BRS
		100201, 3.89%, no maturity date	17,572,682

	UBS AG	Synthetic investment contract, #5194,
		4.94%, no maturity date	14,047,264

	Dodge & Cox Stock Fund	Registered Investment Company	28,350,420	**
	Hartford Growth Fund	Registered Investment Company	7,844,520
	Rice Hall James Micro Cap Fund	Registered Investment Company	18,605,299	**
	Templeton Institutional Foreign Equity Fund	Registered Investment Company	40,512,708	**
	Vanguard Balanced Index Institutional Fund	Registered Investment Company	10,676,858
	Vanguard Institutional Index Fund	Registered Investment Company	30,483,675	**
	Vanguard Total Bd Mkt Index Adm Fund	Registered Investment Company	5,155,980
	W & R Small Cap Growth Fund	Registered Investment Company	7,689,818
	Wachovia Bank	Interest bearing deposits	6,928,966
*	ConocoPhillips	Common stock	51,390,016	**
*	Participants	Loans to Plan participants, interest
		rates ranging from 5.00% to 9.50%	2,450,607

	Total		$287,122,575

*	Denotes investment issued by a party-in-interest to the Plan.

**	Represents asset comprising at least 5% of net assets available for benefits.

***	Cost information is not presented because all investments are participant-directed.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Burlington Resources Inc. Retirement Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Burlington Resources Inc. Retirement Savings Plan
Date: June 20, 2008	/s/ J. W. Sheets
J. W. Sheets
Plan Financial Administrator